August 24, 2015

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaime G. John

Re:	Exponent, Inc.
Form 10-K for the period ended January 2, 2015
Filed March 2, 2015
File No. 0-18655

Dear Ms. John:

On behalf of Exponent, Inc. (“Exponent”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 17, 2015, in connection with the filing of the above-referenced Form 10-K (the “Form 10-K”). For your convenience, the Staff’s comment is reproduced below in bold type and is followed by the Company’s response.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies

Goodwill, page 41

1.	We note that the two-step goodwill impairment test was not performed due to your conclusions based upon various qualitative factors. We further note the disclosure on page 22 regarding your expectations that one [of] your major investigations will step-down from its elevated level of activity. Based upon statements made by your CEO in your July 21, 2015 earnings call, it appears that this major investigation is related to an oil spill in the Gulf and that the revenues from this project have ceased abruptly. Please tell us the reporting unit to which this investigation has been allocated and how the events related to this project impact your goodwill analysis.

The investigation referred to on page 22 of our Form 10-K and also referred to in our July 21, 2015 earnings call is work performed in our Environmental & Earth Sciences practice and our Ecological & Biological Sciences practice. Both of these reporting units (practices) are included in our Environmental and Health Segment.

The step-down in activity referred to for this project was considered in our annual goodwill analysis performed as of November 28, 2014, and did not change our conclusion that, after assessing the totality of the qualitative factors, it is more likely than not that the fair value of each of these reporting units is greater than their respective carrying amounts. Although we were aware that the project was winding down, we anticipated a gradual slowdown. However, there was no indication of impairment of goodwill for these reporting units and therefore the two-step goodwill impairment test was not performed. The aggregate goodwill of approximately $4.0 million allocated to these reporting units originated from an acquisition in 1997. The revenue and net income for each of these reporting units have increased significantly since 1997 and the fair value of each of these reporting units significantly exceeded their net book value based on the last quantitative test as of November 26, 2010. As a point of reference, Exponent’s current market capitalization is approximately $1.1 billion as compared to the total net book value of $259.6 million, which includes goodwill totaling $8.6 million as of July 3, 2015.

With respect to the subsequent cessation of revenues from the project, we assessed and concluded that an interim triggering event did not occur. Because of the significant surplus of fair value over net book value in these reporting units, even taking into account the loss of the project margin, there is no change to our conclusion that it is not more likely than not that there is an impairment loss.

* * *

In addition, Exponent acknowledges the following:

•	Exponent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Exponent will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 688-7053 if you have any questions.

Sincerely,

/s/ Richard L. Schlenker
Richard L. Schlenker

Executive Vice President and Chief Financial Officer

cc:	Timothy Hoxie, Jones Day